EXHIBIT 4.1
NORTHRIM BANCORP, INC. 2017 STOCK INCENTIVE PLAN

I.
GENERAL PROVISIONS
1.    Purpose. The purpose of this Plan is to provide additional incentives to selected key employees and officers of Northrim BanCorp, Inc. and related entities, thereby helping to attract and retain the best available personnel for positions of responsibility with such corporations and otherwise promoting the success of the business activities of such corporations. The incentives will be in the form of options to purchase shares of the Company’s common stock, other awards of the Company’s common stock (whether payable or denominated in common stock), and Stock Appreciation Rights.
2.    Definitions. As used in this Plan, the following definitions shall apply:
"Award" shall mean any grant of an Option, Restricted Stock, Restricted Unit, Performance Shares, Performance Units, Stock Appreciation Right, or Dividend Equivalent Right.
"Award Agreement" shall mean a written agreement (which may also be in electronic form) that details the terms and conditions of a particular Award.
"Board" shall mean the Board of Directors of the Company.
"Cause" shall mean, when used in connection with the termination of a Grantee’s employment or other service relationship with the Employer, a termination attributable to the Grantee’s (a) willful refusal to perform his or her obligations to the Employer, following a reasonable notice and cure period, (b) misappropriation of the Employer’s assets or flagrant mistreatment of subordinate employees, (c) commission of a serious criminal act, whether denominated a felony, misdemeanor or otherwise, which is likely to have a detrimental impact on the Employer and its operations, or (d) engaging in activities directly in competition or antithetical to the best interests of the Employer. To the extent a Grantee is a party to an employment agreement or offer letter of employment with the Employer that defines "cause" or a similar term, then the meaning set forth in that agreement shall also be considered "Cause" for purposes of this Plan.
"Code" shall mean the Internal Revenue Code of 1986, as amended.
"Common Stock" shall mean the Company’s common stock.
"Committee" shall mean the Committee appointed by the Board in accordance with Section 4(a) of this Part I.
"Company" shall mean Northrim BanCorp, Inc., a bank holding company headquartered in Anchorage, Alaska.
"Dividend Equivalent Right" shall mean a right awarded to a Grantee pursuant to Part IV of this Plan to receive payment of an amount equivalent to the dividend that would be paid on a specified number of Shares just as if the Grantee owned the Shares. Dividend Equivalent Rights may be granted alone or in connection with any other Award other than an Option or Stock Appreciation Right.
"Effective Date" shall mean May 25, 2017, the date the shareholders of the Company approve this Plan.
"Eligible Participants" shall mean the key employees and officers of the Employer who are eligible to receive Awards under this Plan, in accordance with Section 4(c) of this Part I.
"Employer" shall mean the Company or any Related Entity that now exists or is hereafter organized or acquired by the Company.
"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.
"Fair Market Value" means, as of any date, the value of the Common Stock determined as follows:
(a)    If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or the Nasdaq Small Market of the Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on the date of such determination, as reported in The Wall Street Journal or other source as the Committee deems reliable; or
(b)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for such stock on the date of such determination, as reported in The Wall Street Journal or other source as the Committee deems reliable; or
(c)    In the absence of an established market for the Common Stock, the Fair Market Value shall be determined by the Committee.
The Company acknowledges that Code Section 409A generally applies to deferred compensation, but provides an exception for stock options and stock appreciation rights with an exercise price no less than the fair market value of the underlying stock as of the time of grant. To satisfy the applicable exception, "Fair Market Value" under this Plan is intended to satisfy the standards of fair market value for purposes of Code Section 409A.
"Good Reason" shall mean, unless otherwise provided in an Award Agreement or other agreement between the Grantee and the Company, the occurrence of one or more of the following without the Grantee’s express written consent, which circumstances are not remedied by the Company within thirty (30) days of its receipt of a written notice from the Grantee describing the applicable circumstances (which notice must be provided by the Grantee within ninety (90) days of the Grantee’s knowledge of the applicable circumstances): [(i) any material, adverse change in the Grantee’s duties, responsibilities, or authority;], [(ii) a material reduction in the Grantee’s base salary or bonus opportunity;] or [(iii) a geographical relocation of the Grantee’s principal work location by more than fifty (50) miles].
"Grant Date" shall mean the date on which the Committee completes the corporate action relating to the grant of an Award and all conditions to the Grant have been satisfied, provided that conditions relating to exercisability, vesting or similar conditions shall not defer the Grant Date.
"Grantee" shall mean an individual or entity who has received an Award under this Plan.
"Option" shall mean a right to purchase Shares in accordance with the provisions of Part II of this Plan. No Options under this Plan are intended to qualify as "incentive stock options" as defined in Code Section 422.
"Option Price" shall mean the amount to be paid by a Grantee to exercise an Option.
"Performance Shares" shall mean Shares awarded to a Grantee, where the Grantee’s continued retention of the Shares is subject to the satisfaction of specific performance-based criteria, pursuant to Part III of this Plan.
"Performance Units" shall mean a right awarded to a Grantee to receive Shares (one Share for each Performance Unit) upon the satisfaction of specified performance-based criteria, pursuant to Part III of this Plan. At the discretion of the Committee, Performance Units may be paid in cash in an amount equivalent to the Fair Market Value of the Shares otherwise payable to the Grantee, or a combination of cash and Shares.
"Plan" shall mean this Northrim BanCorp, Inc. 2017 Stock Incentive Plan.
"Prior Plans" shall mean the Company’s 2004 Stock Incentive Plan, the Company’s 2010 Stock Incentive Plan, and the Company’s 2014 Stock Incentive Plan.
"Related Entity" shall mean any entity that, directly or indirectly, is in control of, or under control with, the Company. For this purpose, the term "control" shall have the meanings assigned such term for the purposes of registration of securities on Form S-8 under the Securities Act.
"Restricted Stock" shall mean Shares awarded to a Grantee, where the Grantee’s continued retention of the Shares is subject to various restrictions, such as continued employment for a designated period, etc.
"Restricted Units" shall mean a right awarded to a Grantee to receive Shares (one Share for each Restricted Unit) upon the satisfaction of specified conditions, such as continued employment for a designated period, etc. At the discretion of the Committee, Restricted Units may be paid in cash in amount equivalent to the Fair Market Value of the Shares otherwise payable to the Grantee, or a combination of cash and Shares.
"Securities Act" shall mean the Securities Act of 1933, as amended.

"Shares" shall mean shares of Common Stock.
"Stock Appreciation Right" shall mean a right awarded to a Grantee pursuant to Part IV of this Plan to receive a cash payment equal to the appreciation (if any) in the Fair Market Value of a Share from the date of grant until the Stock Appreciation Right is exercised. At the discretion of the Committee, payment may be made by delivering an amount of Shares that have a Fair Market Value equal to the cash otherwise payable to the Grantee, or a combination of cash and Shares.
"Substitute Awards" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Company subsidiary or with which the Company or any Company subsidiary combines.
3.    Shares Subject to the Plan.
(a)    Total Shares Available. Subject to adjustment under Section 3(b) below, a total of 350,000 Shares shall be authorized for Awards granted under the Plan, less one Share for every one Share that was subject to an option or stock appreciation right granted under any Prior Plan after December 31, 2016 and prior to the Effective Date and three Shares for every one Share that was subject to an award other than an option or stock appreciation right granted under any Prior Plan after December 31, 2016 and prior to the Effective Date. Any Shares that are subject to Options or Stock Appreciation Rights shall be counted against this limit as one Share for every one Share granted, and any Shares that are subject to Awards other than Options or Stock Appreciation Rights shall be counted against this limit as three Shares for every one Share granted. No awards may be granted under any Prior Plan on or after the Effective Date. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.
If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after December 31, 2016 any Shares subject to an award under any Prior Plan are forfeited, an award under any Prior Plan expires or is settled for cash (in whole or in part), then in each such case the Shares subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture, expiration or cash settlement, be added to the Shares available for Awards under the Plan, as provided below. In the event that withholding tax liabilities arising from an Award other than an Option or Stock Appreciation Right or, after December 31, 2016, an award other than an option or stock appreciation right under any Prior Plan are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, the Shares so tendered or withheld shall be added to the Shares available for Awards under the Plan as provided below. Notwithstanding any other Plan provision to the contrary, the following Shares shall not be added to the Shares authorized for grant under this Section: (i) Shares tendered by the Grantee or withheld by the Company in payment of the purchase price of an Option or, after December 31, 2016, an option under any Prior Plan, (ii) Shares tendered by the Grantee or withheld by the Company to satisfy any tax withholding obligation with respect to Options or Stock Appreciation Rights or, after December 31, 2016, options or stock appreciation rights under any Prior Plan, (iii) Shares subject to a Stock Appreciation Right or, after December 31, 2016, a stock appreciation right under any Prior Plan that are not issued in connection with its stock settlement on exercise thereof, and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or, after December 31, 2016, options under any Prior Plan.
Any Shares that again become available for Awards under the Plan pursuant to this Section shall be added as (i) one Share for every one Share subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under any Prior Plan, and (ii) as three Shares for every one Share subject to Awards other than Options or Stock Appreciation Rights granted under the Plan or awards other than options or stock appreciation rights granted under any Prior Plan.
Substitute Awards shall not reduce the Shares authorized for grant under the Plan or the limitations on grants to a Grantee under Section 3(c), nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above in this Section 3(a). Additionally, in the event that a company acquired by the Company or any Company subsidiary or with which the Company or any Company subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company prior to such acquisition or combination.
(b)    Adjustments to Shares Available. The number of Shares covered by each outstanding Award, the number of Shares available for grant of additional Awards, the Option Price of outstanding Options (and grant or exercise price of outstanding

Stock Appreciation Rights), and the limitations in Section 3(c) shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from any merger, reorganization, recapitalization, stock split, reverse stock split, spin-off, or other subdivision or consolidation of Shares, the payment of any dividend or distribution (whether in cash, Shares or other property, other than a regular cash dividend), any other increase or decrease in the number of Shares which is effected without receipt of consideration by the Company, or other change in corporate structure affecting the Shares or value thereof; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee (taking into consideration the accounting and tax consequences), whose determination in that respect shall be final, binding and conclusive.
(c)    Other Plan Limits. Subject to adjustment under Section 3(b), the following additional maximums are established under this Plan. No Grantee shall be granted (i) Options or Stock Appreciation Rights during any calendar year covering more than 100,000 Shares, or (ii) Restricted Stock, Restricted Units, Performance Shares or Performance Units during any calendar year that are intended to comply with the performance-based exception under Code Section 162(m) and are denominated in Shares, under which more than 50,000 Shares may be earned for each 12 months in the vesting or performance period. If an Award is canceled, the canceled Award shall continue to be counted toward the applicable limitation in this Section.
(d)    Payment With Shares. Subject to the overall limitation on the number of Shares that may be delivered under this Plan, the Committee may, in addition to granting Awards, use available Shares as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company, including those of any entity acquired by the Company.
4.    Plan Administration.
(a)    The Committee. This Plan shall be administered by the Compensation Committee of the Board or such other Committee as shall be appointed by the Board. The Committee shall consist solely of two or more non-employee members of the Board, with the intent that the Committee members satisfy any applicable requirements under the NASDAQ rules, the insider trading requirements of Rule 16b issued under the Exchange Act, or Section 162(m) of the Code. If the Committee does not exist, or if the Board chooses to directly exercise its powers under this Plan, then the Board may take any action under this Plan that would otherwise be the responsibility of the Committee. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause), appoint new members in substitution for existing members, and fill vacancies (however caused). The Committee shall select one of its members as chairman, and shall hold meetings at such times and places as the chairman or a majority of the Committee may determine.
At least annually, the Committee shall present a written report to the Board indicating the Eligible Participants to whom Awards have been granted since the date of the last such report, and, in each case, the Awards’ Grant Dates, the number of Shares covered by the Awards, and the Option Price or Fair Market Value of the shares awarded.
To the extent not inconsistent with applicable law, including Section 162(m) of the Code, with respect to Awards intended to comply with the performance-based compensation exception under Section 162(m), or the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded, the Committee may (i) delegate to a committee of one or more directors of the Company any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards and (ii) authorize one or more executive officers to do one or more of the following with respect to employees who are not directors or executive officers of the Company (A) designate employees to be recipients of Awards, (B) determine the number of Shares subject to such Awards to be received by such employees and (C) cancel or suspend Awards to such employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award.
(b)    Powers of the Committee. Subject to the provisions and limitations of this Plan, the Committee shall have the authority and discretion:
(i)to determine the Eligible Participants to whom Awards are to be granted, the times of grant, and the number of Shares covered by each Award;
(ii)to determine the Option Price, subject to the provisions of Subparagraph 2(b) of Part II of this Plan;
(iii)to determine the types and other terms and conditions of each Award granted under this Plan (which need not be identical), including performance and/or vesting contingencies;

(iv)to modify, waive, or amend the terms of any Award previously granted, or to grant substitute Awards, subject to Part V;
(v)to interpret this Plan, and all actions of the Committee in connection with the construction, interpretation and administration of the Plan and the Awards shall be final, conclusive, and binding upon all parties;
(vi)Subject to Part V, Section 2, to correct any defect, supply any omission, or reconcile any inconsistency (a) within this Plan, (b) between this Plan and any related agreement, or (c) between this Plan and any rule or regulation promulgated under this Plan, in the manner and to the extent the Committee deems appropriate to carry out this Plan;
(vii)to authorize any person or persons to execute and deliver Award Agreements or to take any other actions deemed by the Committee to be necessary or appropriate to effectuate the grant of Awards by the Committee; and
(viii)to make all other determinations and take all other actions that the Committee deems necessary or appropriate to administer this Plan in accordance with its terms and conditions and applicable law.
All decisions, determinations, and interpretations of the Committee shall be final and binding upon all persons, including all Grantees and any other holders or persons interested in any Award, unless otherwise expressly determined by a vote of the majority of the entire Board. No member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or an Award.
(c)    Eligibility. Awards may be granted to any Eligible Participant whom the Committee determines, in its discretion, to be a key employee or officer of the Employer. Granting of Awards pursuant to this Plan shall be entirely discretionary with the Committee, and the adoption of this Plan shall not confer upon any individual a right to receive any Award, unless and until such Awards are granted by the Committee, in its sole discretion. Neither the adoption of this Plan nor the granting of any Awards shall confer upon any individual any right with respect to continuation of employment, nor shall the same interfere in any way with his or her right (or with the right of the Company or a Related Entity) to terminate his or her employment at any time.
(d)    Transferability of Awards. Except as provided below, no Award shall be transferable by a Grantee other than (i) by the Grantee’s last will and testament, (ii) in accordance with the beneficiary designation in the form approved by the Committee and filed by the Grantee with the Committee during the Grantee’s lifetime or (iii) by the applicable laws of descent and distribution. In particular, except as provided below, during a Grantee’s lifetime only the Grantee, or his or her guardian or legal representative, may exercise Options possessed by the Grantee. No Shares associated with grants of Restricted Stock, Restricted Units, Performance Shares or Performance Units may be sold, exchanged, transferred, pledged or otherwise disposed of during the corresponding restriction or performance period. Notwithstanding the foregoing, to the extent and under such terms and conditions as determined by the Committee, a Grantee may assign or transfer an Award without consideration (each transferee thereof, a "Permitted Assignee") (i) to the Grantee’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of one or more of the Grantee or the persons referred to in clause (i), (iii) to a partnership, limited liability company or corporation in which the Grantee or the persons referred to in clause (i) are the only partners, members or shareholders or (iv) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Grantee shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company’s transfer agent in effectuating any transfer permitted under this Section.
(e)    Tax Withholding. As described in various provisions of this Plan, the payment of benefits in connection with Awards may impose on the Employer the obligation to withhold taxes. The Employer may delay payment or transfer of Shares until arrangements have been made to satisfy any tax withholding obligations. In addition, tax withholding in connection with all Awards under this Plan may be accomplished through the withholding of Shares, provided that the number of Shares withheld shall be limited to the minimum required tax withholding rate for the Grantee (or Permitted Assignee) or such other rate that will not cause an adverse accounting consequence or cost, otherwise deliverable in connection with the Award and as determined by the Administrator.
(f)    Settlement of Awards; Deferral of Income. Except to the extent provided otherwise in the corresponding Award Agreement, the Committee has the discretionary authority to determine that any payment or settlement pursuant to an Award issued under this Plan may be paid or settled in cash or Shares of equivalent value. To the extent available under non-

qualified deferred compensation arrangements maintained by the Employer, the Committee may extend to a Grantee the ability to elect to defer the receipt of cash otherwise payable pursuant to any Awards, except Options and the Stock Appreciation Rights, which deferral elections may serve to delay the recognition of taxable income by the Grantee. The ability of a Grantee to make a deferral election with respect to an Award shall be controlled by the provisions of the particular Award Agreement, which may be modified by the Committee, in its complete discretion, after the initial grant of the Award.
(g)    Termination for Cause. Except to the extent provided otherwise in the corresponding Award Agreement, to the extent a Grantee’s employment with the Company or a Related Entity is terminated for Cause, the Grantee’s outstanding and still contingent Awards shall immediately become null and void. Specifically, any outstanding unexercised Options, whether vested or unvested, shall immediately terminate. Similarly, any grants of Restricted Stock, Restricted Units, Performance Shares, Performance Units, Stock Appreciation Rights or Dividend Equivalent Rights under this Plan, which have not yet been paid to the Grantee, or remain subject to performance or other criteria that the Grantee has not yet fulfilled, shall immediately forfeit and become null and void.
5.    Code Section 409A. The Company acknowledges that Code Section 409A applies to deferred compensation, including stock options and stock appreciation rights which do not satisfy an exemption from Code Section 409A. The Company intends for this Plan and the Options and the Stock Appreciation Rights issued hereunder to satisfy an exemption under Code Section 409A (or otherwise to be in compliance), and this Plan and all Award Agreements will be interpreted to that end. The Company reserves the right to amend this Plan and any Award Agreement as necessary to comply with Code Section 409A or an applicable exemption, including (but not limited to) an amendment that adjusts the Option Price associated with an Option or the exercise price associated with a Stock Appreciation Right, which may be necessary for an Option or Stock Appreciation Right to comply with an exemption available for stock options and stock appreciation rights under the regulations issued pursuant to Code Section 409A.
6.    Section 16(b) Compliance; Bifurcation of Plan. As long as the Company registers any of its equity securities pursuant to Section 12(b) or 12(g) of the Exchange Act, this Plan and the Awards granted under this Plan shall comply in all respects with Rule 16b-3 under the Exchange Act (or any successor rule). If any Plan provision is later found not to be in compliance with Rule16b-3, the provision shall be deemed null and void, or if possible construed in favor of its meeting the requirements of Rule 16b-3. Notwithstanding anything in this Plan to the contrary, the Committee, in its absolute discretion, may bifurcate this Plan so as to restrict, limit or condition the use of any provision of this Plan to Grantees who are officers and directors subject to Section 16(b) of the Exchange Act without so restricting, limiting or conditioning other Grantees. This provision shall not obligate the Company to undertake registration of any of the Awards or shares of Common Stock.
7.    Applicable Law. This Plan shall be governed and construed in accordance with the laws of the State of Alaska.
II.
STOCK OPTIONS

1.    Eligibility. Options may be awarded to any Eligible Participant, as determined in the complete discretion of the Committee.
2.    Terms and Conditions of Options. All Options granted pursuant to this Plan must be authorized by the Committee or its designees and shall be subject to such terms and conditions, not inconsistent with this Plan, as the Committee shall prescribe. The terms and conditions shall be documented in written Award Agreements in such form as the Committee shall from time to time approve. Unless waived or modified by the Committee, all Options shall be subject to the following terms and conditions:
(a)    Number of Shares; Annual Limitation. Each Award Agreement shall state the number of Shares available under the Option. Any number of Options may be granted to a single Grantee at any time and from time to time, subject to Part I, Section 2(c). The Option Price for the Shares available pursuant to the Option shall be such price as is determined by the Committee, but in no event less than the Fair Market Value of the Common Stock as of the Grant Date, except as provided under Section 2(g) of this Part II.
(b)    Option Price and Consideration. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation) valued at their then Fair Market Value, (iii) with the consent of the Committee, by delivery of other consideration having a Fair Market Value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement (including same-day sales through a broker), or (vi) any combination of any of the foregoing.

(c)    Term of Option. No Stock Option granted pursuant to this Plan shall in any event be exercisable after the expiration of ten (10) years from the Option’s Grant Date. Subject to the foregoing and other applicable provisions of this Plan, the term of each Option shall be determined by the Committee in its discretion. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement.
(d)    Manner of Exercise; Conditions. An Option shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. Shares of Common Stock delivered pursuant to the exercise of an Option shall be subject to such conditions, restrictions and contingencies as the Committee may establish. The Committee may impose such conditions, restrictions and contingencies with respect to Shares acquired pursuant to the exercise of an Option as the Committee determines to be desirable. Notwithstanding the foregoing, an Award Agreement may provide that if on the last day of the term of an Option the Fair Market Value of one Share exceeds the option price per Share, the Grantee has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Grantee on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Grantee the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash.
(e)    Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto complies with all relevant provisions of law, including, without limitation, the Securities Act, the Exchange Act, the Alaska Securities Act or applicable securities statutes of other states, the rules and regulations promulgated under all such statutes, and the requirements of any stock exchange upon which the Common Stock may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.
The Company will use its best efforts to obtain from the appropriate regulatory agencies any requisite authorization in order to issue the number of shares of its Common Stock as needed to satisfy the requirements of this Plan. The Company’s inability to obtain the authority that Company’s counsel deems to be necessary for the lawful issuance of any shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance of such shares.
As a condition to the exercise of an Option, the Company may require the person exercising the Option to represent and warrant at the time of exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute the Shares if, in the opinion of counsel for the Company, such a representation is required by any applicable law.
(f)    Merger, Sale of Assets, etc. Except as otherwise provided in the Award Agreement that evidences an Option, in the event of a merger or other reorganization of the Company with and into any other corporation (other than a reorganization where the ownership of the surviving company is substantially the same as that of the Company), or in the event of a sale of substantially all of the assets of the Company, or in the event of a dissolution or liquidation of the Company, the disposition of all outstanding and unexercised Options shall proceed as determined by the Committee, which determination may include (but shall not be limited to) an elimination of all unvested Options and termination of all vested Options following a reasonable period of time during which Grantees may exercise their vested Options and the additional acceleration with respect to the vesting and exercisability of unvested Options upon or after the merger or other transaction. Notwithstanding the foregoing, any acceleration of vesting or exercisability of Options in connection with such merger or other transaction described above, shall be contingent on the consummation of the merger or other transaction.
(g)    Substitute Stock Options. In connection with the acquisition by the Company or any Related Entity, whether by merger, acquisition of stock or assets, or other reorganization transaction, of a business whose employees have been granted stock options, the Committee is authorized to issue, in substitution of any such unexercised stock option, a new Option under this Plan that confers upon the Grantee substantially the same benefits as the old option. Notwithstanding Section 2(a) of this Part II, an Option may be granted with an Option Price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option if such Option is granted pursuant to an assumption of or substitution for another option pursuant to such a corporate transaction and in a manner consistent with the provisions of Sections 409A and 424(a) of the Code (whether or not such Option is an "incentive stock option" (within the meaning of Section 422 of the Code), or is otherwise compliant with Section 409A of the Code.
(h)    Tax Compliance. The Employer, in its sole discretion, may take any actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the grant or exercise of any option or the disposition of any Shares issued upon exercise of an Option, including, but not limited to, (i) withholding from any Grantee exercising an Option a number of Shares having a Fair Market Value equal to the amount required to be withheld by the Employer under applicable tax laws (up to the minimum required tax withholding rate for the Grantee (or Permitted Assignee) or such other rate that will not cause an adverse accounting consequence or cost), and (ii) withholding from any form of compensation or other amount due a Grantee or holder of Shares issued upon exercise of an Option any amount required to be withheld by the Employer under applicable tax laws.
(i)    Other Provisions. Award Agreements executed pursuant to this Plan may contain such other provisions as the Committee shall deem advisable. The possession of an Option shall not, in and of itself, convey to the Grantee any of the rights or attributes of a shareholder, but only the right (subject to certain conditions) to exercise the Option and receive Shares.
III.
OTHER STOCK AWARDS
1.    Types of Awards. In addition to Options, other Awards available under this Plan include grants of Restricted Stock, Restricted Units, Performance Shares and Performance Units. Awards of Restricted Stock, Restricted Units, Performance Shares and Performance Units shall be subject to any vesting and forfeiture provisions set forth in the applicable Award Agreement; provided that the Committee may, in its sole discretion and subject to the limitations imposed under Code Section 162(m) and the regulations thereunder in the case of a Performance Share, Performance Unit, Restricted Stock Award or Restricted Unit Award intended to comply with the performance-based exception under Code Section 162(m), waive the forfeiture period and any other conditions set forth in any Award Agreement under such terms and conditions as the Committee shall deem appropriate. Each grant of Performance Shares, Performance Units, Restricted Stock or Restricted Units intended to comply with the performance-based exception under Code Section 162(m), shall be subject to the achievement of performance goals designated by the Committee and the corresponding Award Agreement. Any performance goals that are financial metrics, may be determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles"), or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP or under IASB Principles. The performance goals that may be used by the Committee for such Awards shall consist of goals measuring one or any combination of the following factors: Revenue; net interest margin; net interest income; non-interest income; net income; pre- or post-tax income; earnings per share; return on equity; return on assets; share price performance; total shareholder return; improvement in or attainment of expense levels; asset growth; loan growth; deposit growth; growth in other components of the Company’s balance sheet; asset quality, and regulatory capital levels. Performance goals may be measured solely on a corporate, subsidiary or division or business unit basis, or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The Committee may also exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, other unusual infrequently occurring or non-recurring charges, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (c) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles. Such performance goals (and any exclusions) shall (i) be set by the Committee prior to the earlier of (i) 90 days after the commencement of the applicable performance period and the expiration of 25% of the performance period, and (ii) otherwise comply with the requirements of Section 162(m) of the Code; and the regulations thereunder.
Notwithstanding any provision of the Plan (other than 5 of this Part III), with respect to any Restricted Stock Award, Restricted Unit Award, Performance Share Award or Performance Unit Award that is intended to comply with the performance-based exception under Code Section 162(m), the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Grantee or as otherwise determined by the Committee in special circumstances. The Committee must certify, in writing, the amount of the Award for each Grantee for such performance period before payment of the Award is made. The Committee shall have the power to impose such other restrictions on Awards subject to this Section as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.
2.    Eligibility. Awards under this Part III may be granted to any Eligible Participant, as determined by the Committee in its complete discretion.
3.    Shares Subject to Award. The Shares subject to Awards under this Part III are as described in Section 3 of Part I of this Plan.
4.    Voting Rights and Dividends. Grantees who have been awarded grants of Restricted Stock or Performance Shares shall have the right to vote all the received Shares during the restriction or performance period. Whenever such voting rights are to be exercised, the Company shall provide the Grantee with the same notices and other materials as provided to other shareholders, and the Grantee shall be provided adequate opportunity to review the notices and materials and vote the Shares associated with the grants of Restricted Stock and Performance Shares. As provided in the applicable Award Agreements, dividends or Dividend Equivalents Rights authorized by the Company and payable in connection with Shares that are subject to grants of Restricted Stock or Performance Shares may be reinvested in additional Shares, otherwise reinvested, or accumulated and credited to a bookkeeping account, but in any event shall be subject to the same restrictions and risk of forfeiture as the underlying Award and shall not be paid unless and until the underlying Award is vested.
5.    Effect of Change in Control Transaction. Except as otherwise provided in an Award Agreement that evidences an Award, in the event of a merger or other reorganization of the Company with and into any other corporation (other than a reorganization where the ownership of the surviving company is substantially the same as that of the Company), or in the event of a sale of substantially all of the assets of the Company, or in the event of a dissolution or liquidation of the Company, the Committee shall have the discretion to determine whether, and to what extent, and under what circumstances an Award may be settled, canceled, forfeited, accelerated, exchanged, or surrendered in connection with such event, including (but not limited to) a cancellation of any outstanding Awards and payment to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other shareholders of the Company in the event and the additional acceleration of vesting of unvested Awards upon or after the event. With respect to any Restricted Stock Award, Restricted Unit Award, Performance Share Award or Performance Unit Award that is intended to comply with the performance-based exception under Code Section 162(m), and if so provided in the applicable Award Agreement, in the event of a Grantee’s termination of employment without Cause or for Good Reason, in either case, within 2 years following such merger or other transaction described above, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met as of the date of the Grantee’s termination of employment. Notwithstanding the foregoing, any acceleration of vesting of Awards in connection with such merger or other transaction described above, shall be contingent on the consummation of the transaction event. In addition, in connection with the acquisition by the Company or any Related Entity, whether by merger, acquisition of stock or assets, or other reorganization transaction, of a business whose employees have been granted stock awards, the Committee is authorized to issue, in substitution of any such award, a new Award under this Plan that confers upon the Grantee substantially the same benefits as the old award.
IV.
STOCK APPRECIATION and dividend equivalent RIGHTS
1.    Stock Appreciation Rights. In addition to other Awards available under this Plan, the Committee may grant Stock Appreciation Rights. Any grant of Stock Appreciation Rights may, but need not be, associated with Shares subject to a specific Option. If a grant of Stock Appreciation Rights is associated with Shares subject to a specific Option, then, unless otherwise provided in the applicable Award Agreement, the Stock Appreciation Rights shall terminate upon (a) the expiration, termination, forfeiture or cancellation of the Option or (b) the exercise of such Option. Similarly, if a grant of Stock Appreciation Rights is associated with Shares subject to a specific Option, then, unless otherwise provided in the applicable Award Agreement, the Option associated with the Stock Appreciation Rights shall terminate upon the exercise of the Stock Appreciation Rights. Each grant of Stock Appreciation Rights shall be evidenced by an Award Agreement that specifies the term, which in no event may exceed ten years from the date of grant. In addition, each Award Agreement representing a grant of Stock Appreciation Rights will designate the applicable Fair Market Value of a Share as of the Grant Date (provided that, substitute Stock Appreciation Rights Awards may be granted under terms and circumstances similar to those described in Part II, Section 2(g) with respect to Stock Options). The possession of a Stock Appreciation Right shall not, in and of itself, convey to the Grantee any of the rights or attributes of a shareholder, but only the right (subject to certain conditions) to receive payment in connection with appreciation (if any) of the Shares.
Notwithstanding the foregoing, in the event that on the last business day of the term of a Stock Appreciation Right (i) the exercise of the Stock Appreciation Right is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Stock Appreciation Right shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement.
2.    Dividend Equivalent Rights. In addition to other Awards available under this Plan, the Committee may grant Dividend Equivalent Rights. The grant of Dividend Equivalent Rights may be made as discrete and separate Awards, or in connection with Shares associated with a grant of Restricted Stock, Restricted Units, Performance Shares, or Performance Units. A Grantee holding Dividend Equivalent Rights will be entitled to payment of an amount equivalent to the dividends that would have been paid on the associated Shares, just as if the Grantee held the Shares on which the Dividend Equivalent Rights were based (less applicable withholding taxes). As provided in the corresponding Award Agreement, the grant of Dividend Equivalent Rights may be subject to various restrictions, which the Grantee must first satisfy before receiving payment pursuant to the Dividend Equivalent

Rights. Notwithstanding the foregoing, Dividend Equivalent Rights credited in connection with any Award shall be subject to restrictions and risk of forfeiture to the same extent as the underlying Award and shall not be paid unless and until the underlying Award vests.
3.    Eligibility. Awards under this Part IV may be granted to any Eligible Participant, as determined by the Committee in its complete discretion.
4.    Shares Subject to Stock Appreciation and Dividend Equivalent Rights. The Shares subject to Awards under this Part IV are as described in Section 3 of Part I of this Plan.
5.    Exercise of Stock Appreciation Rights. Upon the exercise of a Stock Appreciation Right, the Grantee shall be entitled to receive a cash payment for each Share covered by the portion of the Stock Appreciation Right being exercised, which payment is equal to the excess of (a) the Fair Market Value of a Share on the exercise date over (b) the Fair Market Value of a Share as of the date the Stock Appreciation Right was granted, as designated in the corresponding Award Agreement, or such greater amount as designated in the Award Agreement. All payments in connection with the exercise of Stock Appreciation Rights shall be made as soon as practicable, but in no event later than seven (7) business days after the effective date of the exercise of the Stock Appreciation Right. Each Stock Appreciation Right may be exercised on such date or dates, and during such period and with respect to a number of Shares, as determined by the Committee and as set forth in the corresponding Award Agreement. The exercise of a Stock Appreciation Right shall also be subject to such terms and conditions as specified in the corresponding Award Agreement, which conditions may include minimum exercise amounts and the ability to elect a partial exercise. Unless provided otherwise in the Award Agreement, each Stock Appreciation Right shall be exercised by delivering notice to the Company’s principal office, to the attention of its Secretary, no less than five (5) business days in advance of the effective date of the proposed exercise. The notice shall be accompanied by the applicable Award Agreement and specify the number of Shares with respect to which the Stock Appreciation Right is being exercised and the effective date of the proposed exercise.
Notwithstanding the foregoing, an Award Agreement may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the price per Share, the Grantee has not exercised the Stock Appreciation Right, and the Stock Appreciation Right has not expired, the Stock Appreciation Right shall be deemed to have been exercised by the Grantee on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Stock Appreciation Right. In such event, the Company shall deliver to the Grantee the number of Shares for which the Stock Appreciation Right was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash.
V.
ADOPTION, AMENDMENT, TERMINATION PROVISIONS, AND RECOUPMENT
1.    Term of this Plan. The Plan, as adopted by the Board on [date], shall become effective upon and subject to shareholder approval at the Company’s 2017 shareholder annual meeting (the "2017 Annual Meeting"). This Plan shall expire on the tenth (10th) anniversary of the Effective Date, provided that any outstanding Awards at that time will continue for the duration of the Award, in accordance with the terms of this Plan and the applicable Award Agreement. Upon the Board’s adoption of this Plan and subject to approval of this Plan by the Company’s shareholders at the 2017 Annual Meeting, no new awards shall be granted under the Company’s 2014 Stock Incentive Plan. For the avoidance of doubt, if this Plan is not approved by the Company’s shareholders at the 2017 Annual Meeting, then the Northrim Bancorp, Inc. 2014 Stock Incentive Plan, as in effect immediately prior to the Board’s adoption of this Plan, shall continue to exist and operate according to all of its terms and conditions.
2.    Amendment, Early Termination of the Plan, and Modification of Awards.
(a)    Amendment or Early Termination. The Board may terminate this Plan at any time. The Board may amend this Plan at any time and from time to time in such respects as the Board may deem advisable, except that, without proper approval of shareholders of the Company, no such revision or amendment shall:
(i)increase the number of shares of Common Stock subject to the Plan other than in connection with an adjustment under Section 3(b) of Part I,
(ii)increase the parameters of Eligible Participants, or
(iii)make any amendment to this Plan that would require shareholder approval under any applicable law or regulation.
(b)    Modification and Amendment of Awards; Prohibition on Repricing. Subject to the requirements of the Code and to the terms and conditions and within the limitations of this Plan, the Committee may modify or amend outstanding

Options granted under this Plan. The modification or amendment of an outstanding Option shall not, without the consent of the Grantee, impair or diminish any of his or her rights or any of the obligations of the Company under such Option. Except as otherwise provided in this Plan, no outstanding Option shall be terminated without the consent of the Grantee. In addition, Except as provided in Section I. 3(b) or in connection with Section III. Neither the Board nor the Committee may, without the approval of the Company’s shareholders, cancel an Option or Stock Appreciation Right in exchange for cash when the exercise or grant price per share exceeds the Fair Market Value of one Share or take any action with respect to an Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded, including a reduction of the exercise price of an Option or the grant price of a Stock Appreciation Right or the exchange of an Option or Stock Appreciation Right for another Award.
3.    Shareholder Approval. Continuance of the Plan shall be subject to proper approval of this Plan by the shareholders of the Company at a duly convened meeting of the shareholders of the Company, which approval must occur within twelve (12) months before or after the date of adoption of the Plan by the Board.
4.    Recoupment. In the event of any restatement of the financial statements of the Company, by accepting an Award hereunder the Grantee acknowledges that he or she may be required to reimburse or forfeit to the Company the Excess (as defined below) from any Award awarded to or received by such Grantee in the following circumstances: (1) the Company’s financial statements are required to be restated as a result of material non-compliance with any financial reporting requirements under the federal securities laws (other than a restatement due to a change in financial accounting rules); and (2) the Board (or Board committee) determines in its discretion that a lower amount of such Award would have been paid to a Grantee based upon the restated financial results such that the Grantee received an excess amount of compensation (the "Excess") as a result of the restatement. This provision shall apply to Awards granted during the three-year period preceding the date on which the Company discloses that it is required to restate its financial statements.
CERTIFICATE OF ADOPTION
I certify that the foregoing Plan was adopted by the Board of Directors of Northrim BanCorp, Inc. on February 23, 2017 and by the shareholders of Northrim BanCorp, Inc. on May 25, 2017.

/s/ Michael Martin

Michael Martin
Corporate Secretary